Mail Stop 6010	February 23, 2006

Mr. Thomas B. King
President and Chief Executive Officer
Alexza Pharmaceuticals, Inc.
1020 East Meadow Circle
Palo Alto, California 94303

Re:	Alexza Pharmaceuticals, Inc.
      Amendment No. 2 to Registration Statement on Form S-1, file no.
333-130644
February 15, 2006

Dear Mr. King:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors

If our product candidates do not meet safety and efficacy
endpoints .
.. . .  Pages 10-11

1. We note your general statement that the 3% device failure rate in your Phase IIa clinical trial of AZ-001 "impacted the results of this trial." We also note that you do not discuss any details of the impact of this device failure in the Business section on page 57. Please expand your disclosure here and in the Business section to discuss the impact of this device failure in reasonable detail.


Dilution, page 35
2. Please revise to start with your historical net tangible book value.

Management`s Discussion and Analysis, page 39
Critical Accounting Estimates and Judgments, page 43
Stock-Based Compensation, page 44
3. Refer to your response to our comment 9. Please include quantitative factors such as the estimated fair value of your common stock in April, October, and December 2005 in your discussion. Clarify the reasons each significant factor contributed to the difference between the fair value as of the date of each grant and the estimated IPO price. For example, (a) describe the continuing clinical development of your product candidates in April 2005 or cross reference to a discussion included elsewhere in the filing as applicable, and (b) describe the results of your Phase IIa clinical trial of AZ-001.

Business

AZ-001, pages 56-58

4. Please revise to disclose the p values for the positive trends for the treatment of nausea and sensitivity to sound discussed on page 57.

Manufacturing, pages 62-63

5. Please revise your disclosure regarding the Autoliv agreement to disclose that you and Autoliv have agreed to contribute $2,500,000 each toward the development efforts. We note your statement to this effect in footnote 17 to the financial statements.

Registration Rights, page 96

6. Please revise to clarify that the registration rights are on a best efforts basis as stated in your response to comment 13.

Financial Statements

Note 2. Summary of Significant Accounting Policies
Stock-based compensation, F-16

7. Refer to our comment 12. Please revise to include all the information previously requested individually by grant date as was included in your table in comment 32 in your January 24, 2006 response.

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Sasha Parikh at (202) 551-3627 or Mary Mast at
(202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Barros at (202) 551-3655 or Suzanne Hayes at (202) 551-3675 with any other questions.

								Sincerely,



								Jeffrey P. Riedler
								Assistant Director

cc:	James C. T. Linfield, Esq.
	Brent D. Fassett, Esq.
	Cooley Godward LLP
	380 Interlocken Crescent, #900
	Broomfield, Colorado 80021


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Mr. Thomas B. King
February 23, 2006
Page 3